Ex99.31

CONDENSED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(expressed in Canadian dollars)

ROUTEMASTER CAPITAL INC.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

Routemaster Capital Inc.

Table of Contents

Condensed interim statements of financial position	4
Condensed interim statements of operations and comprehensive income (loss)	5
Condensed interim statements of cash flows	6
Condensed interim statements of changes in equity	7
Notes to the condensed interim financial statements	8-19

Routemaster Capital Inc.

Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars - unaudited)

	Note	September 30,	December 31,
		2020 $	2019 $
Assets
Cash	10	7,907	4,762
Public investments, at fair value through profit and loss	3,10	744,555	623,275
Prepaid expenses and deposits	4,10	443	8,422
Private investments, at fair value through profit and loss	3,6	3,032,788	-
Total assets		3,785,693	636,459
Liabilities
Accounts payable and accrued liabilities	5,10,12	1,514,790	1,802,024
Total liabilities		1,514,790	1,802,024
Equity (Deficiency)
Common shares	8	19,303,598	18,820,850
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	9	469,272	359,408
(Deficit)		(21,823,317)	(24,667,173)
Total equity (deficiency)		2,270,903	(1,165,565)
Total liabilities and equity (deficiency)		3,785,693	636,459
Nature of operations and going concern	1
Commitments and contingencies	13
Subsequent events	14

Approved on behalf of the Directors:

“Tito Gandhi”	“Daniyal Baizak”
Director	Director

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Condensed Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars - unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
		$	$	$	$
Revenues
Realized (loss) on investments, net		-	(141,455)	(197,863)	(545,811)
Unrealized gain (loss) on investments, net		81,894	248,866	368,059	(97,051)
Gain on sale of royalties	6	2,998,002	-	2,998,002	-
Interest income		-	-	-	2,037
Total revenue		3,079,896	107,411	3,168,198	(640,825)
Expenses
Operating, general and administration	7	119,902	199,562	321,063	601,025
Transaction costs		-	1,108	1,592	3,214
Foreign exchange loss (gain)		326	(725)	1,687	(6,873)
Total expenses		120,228	199,945	324,342	597,366
Net income (loss) and comprehensive income (loss) for the period		2,959,668	(92,534)	2,843,856	(1,238,191)

Income (loss) per share
Basic		0.05	(0.00)	0.06	(0.03)
Diluted		0.05	(0.00)	0.06	(0.03)

Weighted average number of shares outstanding:
Basic	61,513,693		41,513,631	48,520,993	41,513,631
Diluted	63,435,981		41,513,631	50,310,158	41,513,631

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian dollars - unaudited)

	Note	Nine months ended September 30,
		2020 $	2019 $
Cash (used in) provided by operations:
Net loss for the year		2,843,856	(1,238,191)
Adjustments to reconcile net income to cash (used in) operating activities:
Gain on sale of royalties	6	(2,998,002)	-
Realized loss on investments, net		197,863	545,811
Unrealized (gain) loss on investments, net		(368,059)	97,051
Unrealized loss (gain) on foreign exchange		1,687	(6,862)
		(322,655)	(602,191)

Adjustment for:
Purchase of investments		(65,000)	-
Disposal of investments		79,130	407,360
Change in receivables		-	(736)
Change in prepaid expenses and deposits		7,979	1,512
Change in accounts payable and accrued liabilities		(288,924)	197,587
Net cash (used in) provided from operating activities		(589,470)	3,532

Financing activities
Proceeds from issuance of shares/units	8	600,000	-
Share issuance costs	8	(7,388)	-
Net cash provided by financing activities		592,612	-

Effect of exchange rate changes on cash		3	(628)
Change in cash		3,145	2,904
Cash, beginning of period		4,762	11,103
Cash, end of period		7,907	14,007
Supplimental information:
Investments received through sale of royalties		$2,998,002	$-

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Condensed Interim Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars - unaudited)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Warrants	Share-based Payments Reserve	Retained Earnings (Deficit)	Total

Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)
Private Placement	20,000,000	600,000	-	-	-	-	-	-	600,000
Warrants issued	-	(109,953)	-	-	-	109,953	109,953	-	-
Broker warrants issued	-	-	-	-	-	1,548	1,548	-	1,548
Share and warrant issue costs	-	(7,299)	-	-	-	(1,637)	(1,637)	-	(8,936)
Net income for the period	-	-	-	-	-	-	-	2,843,857	2,843,857
Balance, September 30, 2020	61,513,631	$19,303,598	4,500,000	$4,321,350	$198,969	$270,303	$469,272	$(21,823,316)	$2,270,904

Balance, December 31, 2018	41,513,631	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Net (loss) for the period	-	-	-	-	-	-	-	(1,238,191)	(1,238,191)
Balance, September 30, 2019	41,513,631	$18,820,850	$4,500,000	$4,321,350	$198,969	$240,539	$439,508	$(24,478,126)	$(896,418)

See accompanying notes to these condensed interim financial statements

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

1.	Nature of operations and going concern

Routemaster Capital Inc. (the “Company” or “Routemaster”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. The Company’s head office is located at 65 Queen Street West, 8th Floor, Toronto, Ontario, Canada, M5H 2M5.

These condensed interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. For the nine months ended September 30, 2020, the Company incurred net income of $2,843,856 and as at September 30, 2020, reported an accumulated deficit of $21,823,317 and working capital of $2,270,903 including $7,907 in cash. The Company’s current source of operating cash flow is dependent on the marketability of its investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2019 and 2018, which was prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements of the Company were approved for issue by the Board of Directors on October 30, 2020.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

2.	Significant accounting policies (continued)

(c)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 10 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 10 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(iv)	Investment entity

Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;

(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

(v)	Contingencies (See Note 13 for details)

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

2.	Significant accounting policies (continued)

(d)	New accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

During the nine months ended September 30, 2020, the Company adopted IAS 1. The adoption of this new standard did not have any material impact on the Company’s condensed interim financial statements.

3.	Investments, at fair value through profit and loss

At September 30, 2020, the Company’s investment portfolio consisted of three publicly traded investments and two private investments for a total estimated fair value of $3,777,343 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)

Public Investments

At September 30, 2020, the Company’s three publicly traded investments had a total fair value of $744,555.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
QuestCap Inc.	(i)	55,000 common shares	6,600	9,900	1.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	636,405	85.5%
Yukoterre Resources Inc.	(i)	982,500 common shares	49,125	98,250	13.2%
Total public investments			$2,717,977	$744,555	100.0%

(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2019, the Company’s four publicly traded investments had a total fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%

(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At September 30, 2020, the Company’s two private investments had a total fair value of $3,032,343.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$2,021,859	66.7%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	1,010,929	33.3%
Total private investments			$2,998,002	$3,032,788	100.0%

(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

4.	Prepaid expenses and deposits

	30-Sep-20	31-Dec-19
Prepaid insurance	$443	$8,422
	$443	$8,422

5.	Accounts payable and accrued liabilities

	30-Sep-20	31-Dec-19
Corporate payables	$858,069	$1,131,098
Related party payable (Note 12)	656,721	670,926
	$1,514,790	$1,802,024

6.	Royalties

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”).

As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. The Company recognized a gain on the sale of royalties of US$2,273,625 (C$2,998,002).

The Transaction is considered an Exempt Transaction in accordance with the policies of the TSX Venture Exchange and the purchaser is a non arms length party of Routemaster.

7.	Expense by nature

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2020	2019
Management and consulting fees	$83,572	$144,790	$196,035	$437,039
Travel and promotion	6,746	25,510	16,481	47,381
Office and rent	20,417	18,400	61,047	59,435
Accounting and legal	7,700	7,500	39,375	41,594
Regulatory and transfer agent	1,467	3,362	8,125	15,576
	$119,902	$199,562	$321,063	$601,025

8.	Share Capital

Issued and outstanding shares

	Number of
	Common Shares	Amount
Balance, December 31, 2017 to 2019	41,513,631	$18,820,850
Private placement financing	20,000,000	600,000
Warrants issued	-	(109,953)
Share issuance costs allocated to shares	-	(7,299)
Balance, September 30, 2020	61,513,631	$19,303,598

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

8.	Share Capital (Continued)

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one half common share purchase warrant. Each warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. The issue date fair value of the warrants and broker warrants was estimated at $109,953 and $1,548 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 118.1%; risk-free interest rate of 0.29% and an expected life of 2 years. The Company also paid additional share and warrant issue costs of $4,238.

Of the total subscriptions, 7,771,940 units were acquired by companies controlled by an insider of the Company, a company controlled by a director and officer of the Company and by a director and officer of the Company. Each such placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.

9.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.17	$198,969	3,846,153	$0.20	$160,439	$359,408
Granted	-	-	-	10,105,000	0.05	111,501	111,501
Warrant issued costs	-	-	-	-	-	(1,637)	(1,637)
September 30, 2020	2,065,000	$0.17	$198,969	13,951,153	$0.09	$270,303	$469,272

As at September 30, 2020, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrants	10,000,000	26-Jun-20	26-Jun-22	$0.05	$109,953	$0.03	118.1%	2	0%	0.29%
Broker warrants	105,000	26-Jun-20	26-Jun-22	$0.05	$1,548	$0.03	118.1%	2	0%	0.29%
Warrant issue costs					$(2,987)
	13,951,153			$0.09	$270,303

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments

Financial assets and financial liabilities as at September 30, 2020 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
September 30, 2020
Cash	$7,907	$-	$7,907
Public investments	-	744,555	744,555
Private investments	-	3,032,788	3,032,788
Accounts payable and accrued liabilities	(1,514,790)	-	(1,514,790)

Routemaster’s operations involve the purchase and sale of securities. Accordingly, the majority of the Company’s assets are currently comprised of financial instruments which can expose it to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits. Financial instruments included in receivables consist of interest and amounts receivable of $Nil at September 30, 2020 (December 31, 2019 - $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at September 30, 2020, the Company had assets of $3,785,693 (December 31, 2019 - $636,459) to settle current liabilities of $1,514,790 (December 31, 2019 - $1,802,024).

The following table shows the Company’s source of liquidity by assets as at September 30, 2020.

September 30, 2020
	Total	Less than 1 year	1-3 years
Cash	$7,907	$7,907	$-
Public investments	744,555	744,555	-
Private investments	3,032,788	-	3,032,788
Prepaid expenses	443	443	-
Total assets - September 30, 2020	$3,785,693	$752,905	$3,032,788

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments (Continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At September 30, 2020, two investments made up approximately 80% (December 31, 2019 – one investment of 64%) of the total assets of the Company.

For the nine months ended September 30, 2020, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.3 million, or $0.005 per share.

For the nine months ended September 30, 2020, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.38 million, or $0.006 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2020, a 1% change in interest rates could result in a corresponding nominal change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2020, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

September 30, 2020
	United States Dollars	British Pound
Cash	$132	$-
Accounts payable and accrued liabilities	(60,026)	(76,068)
Net assets (liabilities)	$(59,894)	$(76,068)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2020 would result in an estimated increase (decrease) of approximately ($13,600). (December 31, 2019 - $(13,400)).

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments (continued)

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company audited financial statements for the years ended December 31, 2019 and 2018.

iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivables are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2020.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$744,555	$-	$3,032,788	$3,777,343
September 30, 2020	$744,555	$-	$3,032,788	$3,777,343

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the nine months ended September 30, 2020 and year ended December 31, 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	September 30,	December 31,
Investments, fair value for the period ended	2020	2019
Balance, beginning of year	$-	$50,000
Purchases	2,998,002	-
Transferred to Leval 1	-	(50,000)
Realized and unrealized gain/(loss) net	34,786	-
Balance, end of period	$3,032,788	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2020.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments (continued)

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Brazil Potash Corp.	$2,021,859	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$1,010,929	Recent financing	Marketability of shares	0% discount
	$3,032,788

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 6 for details). As at September 30, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed.

Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $202,186 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of FGC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 6 for details). As at September 30, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $101,093 change in the carrying amount.

11.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. TSXV will consider, among other things, the listed issuer’s ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the condensed interim financial statements regarding the listed issuer’s ability to continue as a going concern. There were no changes to the Company’s capital management during the night months ended September 30, 2020.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

12.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2020 and December 31, 2019.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$2,021,859	53.5%
	shareholders
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	1,010,929	26.8%
QuestCap Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and	9,900	0.3%
	common shareholders
Sulliden Mining Capital Inc.	Director (Stan Bharti), officer (Ryan Ptolemy) and	636,405	16.8%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer	98,250	2.6%
	(Kenny Choi) and common shareholders
Total investment - September 30, 2020		$3,777,343	100.0%

* Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
ARTH Media Inc.	Director (William Steers), and common shareholders /	$-	0.0%
	warrant holders
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /	128,700	20.6%
	warrant holders
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders /	404,575	65.0%
	warrant holders
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer	90,000	14.4%
	(Kenny Choi) and common shareholders
Total investment - December 31, 2019		$623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes, Fred Leigh with Siwash Holdings Inc. and 2227929 Ontario Inc., companies Fred Leigh controls, holds more than 10% of the Company’s shares on a basic share and partially diluted share basis and Tali Flying LP holds 10% of the Company’s shares on a partially diluted basis as at September 30, 2020,

b)	During the nine months ended September 30, 2020 and 2019, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services
	Nine months ended September 30,
	2020	2019
2227929 Ontario Inc.	$90,000	$90,000
Forbes & Manhattan Inc.	90,000	90,071
	$180,000	$180,071

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at September 30, 2020, the Company had a payable balance of $517,608 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. 2227929 Ontario Inc. participated in the Company’s June 2020 private placement financing and subscribed 822,617 units for gross proceeds of $24,679. Fred Leigh, a former director and officer of the Company, is also a director of 2227929 Ontario Inc.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

12.	Related party disclosures (continued)

12.	In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9% at December 31, 2019) outstanding shares of the Company through acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at September 30, 2020 the Company had a payable balance of $79,100 (December 31, 2019- $135,680). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280 owning approximately 27.4 % of the Company as at September, 2020.

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($76,068) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of Routemaster.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the nine months ended September 30 30, 2020 and 2019 were as follows:

	Nine months ended September 30,
	2020	2019
Short-term benefits	$44,500	$139,500
	$44,500	$139,500

At September 30, 2020, the Company had $60,012 (December 31, 2019 - $96,239) owing to its current key management, and $731,364 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In connection with the June 2020 private placement financing, a former director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

13.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $564,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim financial statements. Minimum commitments remaining under these contracts were approximately $126,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action.

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

14.	Subsequent events

On October 6, 2020, the Company announced it has entered into a binding Letter of Intent to acquire a 49% equity interest in DeFi Holdings Inc. The LOI contemplates that the Company and DeFi Holdings will promptly negotiate and enter into a definitive agreement together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

In consideration for the Acquisition, the Company shall upon closing issue 20,000,000 common shares of the ompany at a deemed price of $0.055 per share to the shareholders of Defi Holdings in exchange for 49% of the common shares in the capital of Defi Holdings. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of DeFi Holdings and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fastgrowing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.